UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MONSTER BEVERAGE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.005 par value

(Title of Class of Securities)

61174X109
(CUSIP Number of Class of Securities)

Paul J. Dechary, Senior Vice President & Senior Legal Counsel
Monster Beverage Corporation
1 Monster Way
Corona, California 92879
(951) 739-6200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert A. Profusek
Andrew M. Levine
Jones Day
250 Vesey Street
New York, New York 10281
(212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,000,000,000	$201,400

(1)         The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $2,000,0000 in aggregate of up to 14,084,507 shares of common stock, par value $0.005 per share, at the minimum tender offer price of $142.00 per share.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $201,400 Form or Registration No.: Schedule TO	Filing Party: Monster Beverage Corporation Date Filed: May 10, 2016

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Monster Beverage Corporation (“Monster”) on May 10, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the offer by Monster to purchase for cash up to $2.0 billion of its common stock, $0.005 par value per share, at a per share purchase price of not less than $142.00 and not more than $160.00 in cash, without interest and subject to any applicable withholding taxes. Monster’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2016, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”), which together constitute the tender offer (the “Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.                          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 14, 2016, Monster issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on June 8, 2016. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated by reference herein.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(E)  Press release issued by Monster Beverage Corporation on June 14, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER BEVERAGE CORPORATION

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Vice Chairman of the Board of Directors,
President and Chief Financial Officer

Date: June 14, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement.*
(a)(5)(A)	Press release issued by Monster Beverage Corporation on May 10, 2016 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated May 10, 2016).*
(a)(5)(B)	Transcript of applicable portions of our First Quarter 2016 Earnings Call, dated April 29, 2016 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated April 29, 2016).*
(a)(5)(C)	Press release issued by Monster Beverage Corporation on May 10, 2016.*
(a)(5)(D)	Press release issued by Monster Beverage Corporation on June 9, 2016.*
(a)(5)(E)	Press release issued by Monster Beverage Corporation on June 14, 2016.
(b)	Not applicable.
(d)(1)

Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).

(d)(2)

Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).

(d)(3)

Form of Amendment to Stock Option Agreement (relating to the amendment of certain stock option agreements between Hansen Natural Corporation and its executive officers and directors) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated January 8, 2007).

(d)(4)	Stock Option Agreement between Hansen Natural Corporation and Harold Taber (made as of November 11, 2005) (incorporated by reference to Exhibit 10.42 to our Form 10-K dated March 15, 2006)
(d)(5)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of November 11, 2005) (incorporated by reference to Exhibit 10.46 to our Form 10-K dated March 15, 2006).
(d)(6)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of November 11, 2005) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 15, 2006).

Exhibit Number	Description
(d)(7)	Hansen Natural Corporation 2001 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit A to our Proxy Statement dated September 25, 2007).
(d)(8)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of June 2, 2008) (incorporated by reference to Exhibit 10.44 to our Form 10-K dated March 1, 2010).
(d)(9)

Amendment to Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of August 2, 2008) (incorporated by reference to Exhibit 10.44A to our Form 10-K dated March 1, 2010).

(d)(10)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of June 2, 2008) (incorporated by reference to Exhibit 10.45 to our Form 10-K dated March 1, 2010).
(d)(11)

Amendment to Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of August 2, 2008) (incorporated by reference to Exhibit 10.45A to our Form 10-K dated March 1, 2010).

(d)(12)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 2, 2008) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 1, 2010).
(d)(13)	2009 Hansen Natural Corporation Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit A to our Proxy Statement dated April 24, 2009).
(d)(14)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 1, 2009) (incorporated by reference to Exhibit 10.49 to our Form 10-K dated March 1, 2010).
(d)(15)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of December 1, 2009) (incorporated by reference to Exhibit 10.51 to our Form 10-K dated March 1, 2010).
(d)(16)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of December 1, 2009) (incorporated by reference to Exhibit 10.52 to our Form 10-K dated March 1, 2010).
(d)(17)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2009) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2010).
(d)(18)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2009) (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2010).
(d)(19)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2010) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2011).
(d)(20)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2010) (incorporated by reference to Exhibit 10.54 to our Form 10-K dated March 1, 2011).
(d)(21)	Form of Restricted Stock Unit Agreement pursuant to the 2009 Hansen Natural Corporation

Exhibit Number	Description
Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2011).
(d)(22)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).
(d)(23)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).
(d)(24)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).
(d)(25)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).
(d)(26)	Letter Agreement between the Company and Mark Hall, dated March 12, 2015 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2015).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.